Exhibit 99.1
Reporting Person:  MatlinPatterson LLC

Issuer Name and Ticker Symbol:  Polymer Group, Inc. (POLGA.OB)

Date of Event Requiring Statement:   01/21/05

Footnotes

(1) The holders of 16% Series A Convertible Pay-In-Kind Preferred Stock of the Issuer (the "Preferred Stock") are entitled at any time before the close of business on June 30, 2012, unless previously redeemeed at the option of the Issuer, to convert any or all of the Preferred Stock into shares of the Issuer's Class A Common Stock, par value $0.01 per share (the "Class A Common Stock") at a conversion rate of 137.14286 shares of Class A Common Stock per $1,000 liquidation amount of a share of Preferred Stock, subject to adjustment in certain events described in Certificate of Designations governing the Preferred Stock.

(2) The 4,720 shares of Preferred Stock which are exercisable for 647,314 shares of Class A Common Stock were acquired as payment in kind interest on the 42,633 shares of Preffered Stock beneficially owned by the Reporting Persons, the ownership of which was previously reported.

(3) MatlinPatterson Global Opportunities Partners L.P. ("Matlin Partners (Delaware)") is the direct beneficial owner of 35,117 shares of Preferred Stock and MatlinPatterson Global Opprtuntiies Partners (Bermuda) L.P. ("Matlin Partners (Bermuda)") is the direct beneficial owner of 12,236 shares of Preferred Stock. MatlinPatterson Global Partners LLC ("Matlin Global Partners") is the general partner of Matlin Partners (Delaware) and Matlin Partners (Bermuda). MatlinPatterson Global Advisers LLC ("Matlin Advisers") is the investment advisor to Matlin Partners (Delaware) and Matlin Partners (Bermuda). MatlinPatterson Asset Management LLC ("Matlin Asset Management") is the managing member of Matlin Global Partners and Matlin Advisers. MatlinPatterson LLC ("MatlinPatterson") is the managing member of Matlin Asset Management. David J. Matlin and Mark R. Patterson each own 50% of the membership interests of MatlinPatterson. Mark R. Patterson is signing this form on his own behalf, as chairman of Matlin Advisers and Matlin Asset Management, as a member of MatlinPatterson, as director of Matlin Global Partners and on behalf of Matlin Partners (Delaware) and Matlin Partners (Bermuda), as director of their general partner, Matlin Global Partners. David J. Matlin is signing this form on his own behalf. Matlin Global Partners, Matlin Partners (Delaware), Matlin Partners (Bermuda), Matlin Asset Management, Matlin Advisers, MatlinPatterson, David J. Matlin and Mark R. Patterson (the "Reporting Persons") each disclaim beneficial ownership of the reported Preferred Stock except to the extent of their pecuniary interests therein.